FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended  November 27, 1998

                            OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021

                    REPORT OF INDENPENDENT ACCOUNTANTS


TO THE ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
 PROFIT SHARING PLAN AND TRUST
Canton, Massachusetts  02021


          We have audited the accompanying statement of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1998, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

          Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/Morris & Morris, P.C.
 Morris & Morris, P.C.

 Needham Heights, Massachusetts
 May 20, 1999

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                         PROFIT SHARING PLAN AND TRUST

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              December 31, 1998

                                   ASSETS

Investments, at Market                                 $   8,191,614

Contributions Receivable                                     274,162

Cash and Equivalents                                       1,633,264
                                                          ----------
          TOTAL ASSETS                                 $  10,099,040
                                                          ==========

              NET ASSETS AVAILABLE FOR PLAN BENEFITS


NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $  10,099,040
                                                          ==========







           The accompanying notes and independent auditors' report are an integral part of the financial statements.

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                         PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        Year Ended December 31, 1998

ADDITIONS:

    Transfer of Employee Directed Funds                $   7,551,456
    Employee Rollover                                         82,719
    Participant Contributions                              1,037,955
    Employer Contributions                                   274,162
    Dividend Income                                          976,896
    Interest Income                                           42,990
    Net Realized Gain Upon Disposition of Investments         36,789
    Change in Unrealized Gain on Investments                 483,326
                                                          ----------
                                                          10,486,293
                                                          ----------
DEDUCTIONS:

    Benefits Paid                                            382,903
    Investment Fees                                            4,350
                                                          ----------
                                                             387,253
                                                          ----------
          Net Additions                                   10,099,040

ASSETS AVAILABLE FOR PLAN BENEFITS, Beginning of Year             -
                                                          ----------
ASSETS AVAILABLE FOR PLAN BENEFITS, End of Year        $  10,099,040
                                                          ==========







         The accompanying notes and independent auditors' report are an integral part of the financial statements.

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                        Year Ended December 31, 1998


A. DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

  1. General Information:

Effective January 1, 1998, Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, adopted the State Street Solutions Prototype Defined Contribution Plan as its plan. The plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan is established under provisions of
Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

At January 1, 1998, Employee Directed Funds were transferred from Plymouth Rubber Company Profit Sharing Plan and Trust (F.K.A. Plymouth Rubber Retirement Savings and Profit Sharing Plan and Trust).

  2. Administration

The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is State Street Global Advisors. The Plan's assets are held in trust by State Street Global Advisors. Expenses for recordkeeping and benefit distributions of the Plan are paid by the Company.

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                        Year Ended December 31, 1998


A. DESCRIPTION OF THE PLAN: (Continued)

  3. Eligibility

An employee is eligible to participate in the compensation deferral contribution arrangement upon the completion of one-half year of continuous service and attainment of age 21.

An employee is eligible to receive a matching employer contribution under the plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

  4. Contributions

Participants may contribute up to 15% of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

  5. Vesting

A participant's vested interest in Company-discretionary contributions, plus actual earnings thereon, is based upon years of service to the Company as follows:

                                            Vested
                Years of Service          Percentage

          Less than three years                   0%
          3 years but less than 4 years          10
          4 years but less than 5 years          20
          5 years or more                       100

A participant is always fully vested in his or her voluntary contributions and earnings thereon.

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                        Year Ended December 31, 1998

A. DESCRIPTION OF THE PLAN: (Continued)

  6. Participant Loans

Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000 reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty (60) months, and must bear a reasonable rate of interest.

  7. Distributions

Distributions are made to participants or their beneficiaries upon death, retirement, disability, termination of employment or financial hardship. If one of the preceding events occur and the participants' or their beneficiaries' account balance is in excess of certain limitations, they may elect to have the Plan continue to administer their account balance.

  8. Plan Amendment and Termination

The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  1. Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is computed based upon the difference between net sales price and cost.

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                        Year Ended December 31, 1998

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  1. Method of Accounting (Continued)

In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

  2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  3. Investment Valuation

The value of investments, other than cash and equivalents, is based on the closing price on December 31, 1998, as received from the State Street Global Advisors.

  4. Income Taxes

The Plan's Prototype (non-standardized) has received a favorable determination letter from the Internal Revenue Service dated December 9, 1996, with respect to the tax-exempt status of the Plan.

C. CONTRIBUTION DUE FROM EMPLOYER:

The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amount of $274,162 for the year ended December 31, 1998.

D. CASH AND EQUIVALENTS:

State Street Bank & Trust Company             $ 1,633,264
                                                =========

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                        Year Ended December 31, 1998


E. PARTICIPANT NOTES RECEIVABLE:

     Balance, Beginning of Year               $         -

     Transfer of Loan Balance                     379,600
     Plus: Loans Issued                           489,453
     Less: Loan Repayments                       (302,981)
                                                ---------
     Balance, End of Year                     $   566,072
                                                =========

Interest earned on employee fund loans amount to $42,990 for the year ended December 31, 1998, and is included in interest income.

F. NET GAINS (LOSSES) REALIZED UPON DISPOSITION OF INVESTMENTS:

                                                  Sale        Gain
                                      Cost      Proceeds     (Loss)
                                   ---------    ---------   --------
 Year Ended December 31, 1998

 Common Stocks and Mutual Funds  $ 2,726,262  $ 2,763,441  $  37,179

 Party-in Interest Investments         2,761        2,371       (390)
                                   ---------    ---------   --------
  TOTALS                         $ 2,729,023  $ 2,765,812  $  36,789
                                   =========    =========   ========

G. PURCHASES OF SECURITIES (COST):

 Common Stocks and Mutual Funds                          $ 3,967,104

 Party in Interest Investments                               104,718
                                                           ---------
  TOTALS                                                 $ 4,071,822
                                                           =========

                         SUPPLEMENTAL MATERIAL


                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        WITH FUND INFORMATION

                          December 31, 1998


                                                           PARTICIPANT DIRECTED
                                   ----------------------------------------------------------------------

                                     MONEY MKT   INTERMEDIATE    GROWTH &        MATRIX          PRC A
                                       FUND           FUND      INCOME FUND    EQUITY FUND    STOCK  FUND
                                    ----------   ------------    ----------    ----------    ------------
              ASSETS

INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds  $         -  $     426,074   $ 2,330,700   $ 4,758,392   $           -
     Plymouth Rubber Company Stock           -              -             -             -          72,279
     Participant Notes Receivable            -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------
          Total Investments                  -        426,074     2,330,700     4,758,392          72,279
                                    ----------   ------------    ----------    ----------    ------------

RECEIVABLES:
     Employer's Contribution                 -              -             -             -               -
     Participant's Contribution              -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------
          Total Receivables                  -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

CASH                                 1,633,264              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

          Total Assets               1,633,264        426,074     2,330,700     4,758,392          72,279
                                    ----------   ------------    ----------    ----------    ------------

            LIABILITIES


LIABILITIES                                  -              -             -             -               -
                                    ----------   ------------    ----------    ----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 1,633,264  $     426,074   $ 2,330,700   $ 4,758,392   $      72,279
                                    ==========   ============    ==========    ==========    ============

Continued

                        PLYMOUTH RUBBER COMPANY
           RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        WITH FUND INFORMATION

                          December 31, 1998


                                                     PARTICIPANT DIRECTED
                                         ------------------------------------------

                                                         PARTICIPANT
                                            PRC B           NOTES
                                          STOCK FUND     RECEIVABLE         OTHER         TOTAL
                                          ----------    ------------     ----------     ----------
              ASSETS

INVESTMENTS, AT FAIR VALUE:
     Common Stocks & Mutual Funds     $            -    $          -     $         -   $   7,515,166
     Plymouth Rubber Company Stock            38,097               -               -         110,376
     Participant Notes Receivable                  -         566,072               -         566,072
                                        ------------     -----------      ----------    ------------
          Total Investments                   38,097         566,072               -       8,191,614
                                        ------------     -----------      ----------    ------------

RECEIVABLES:
     Employer's Contribution                       -               -         274,162         274,162
     Participant's Contribution                    -               -               -               -
                                        ------------     -----------      ----------    ------------
          Total Receivables                        -               -         274,162         274,162
                                        ------------     -----------      ----------    ------------

CASH                                               -               -               -       1,633,264
                                        ------------     -----------      ----------    ------------

          Total Assets                        38,097         566,072         274,162      10,099,040
                                        ------------     -----------      ----------    ------------

            LIABILITIES


LIABILITIES                                        -               -               -               -
                                        ------------     -----------      ----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS      $      38,097   $     566,072    $    274,162   $  10,099,040
                                        ============    ============     ===========     ===========

                                PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            WITH FUND INFORMATION
                        Year Ended December 31, 1998


                                                                      PARTICIPANT DIRECTED
                                            -------------------------------------------------------------------------

                                            MONEY MKT     INTERMEDIATE     GROWTH &         MATRIX             PRC A
                                               FUND           FUND        INCOME FUND      EQUITY FUND      STOCK FUND
                                            ---------       ---------     -----------       ---------       ---------
               ADDITIONS

INVESTMENT INCOME:
  Net Unrealized Appreciation in Fair
    value of Investments                  $         -   $          49   $     292,657   $     198,647   $      (3,400)
  Net Realized Gain on Sale of Investments          -             324          46,739          (9,883)           (387)
    Dividends                                  60,893          27,026         213,431         675,546               -
    Interest                                        -               -               -               -               -
    Employee Rollover                          57,357               -               -             318          11,470
                                            ---------       ---------       ---------       ---------       ---------
        Total Investment Income               118,250          27,399         552,827         864,628           7,683
                                            ---------       ---------       ---------       ---------       ---------

CONTRIBUTIONS:
   Transfer of Employee Directed Funds      1,032,570         277,763       1,416,343       4,088,863          16,390
    Participants'                             113,795          52,457         265,252         587,426          18,362
    Employer's                                      -               -               -               -               -
                                            ---------       ---------       ---------       ---------       ---------
        Total Contributions                 1,146,365         330,220       1,681,595       4,676,289          34,752
                                            ---------       ---------       ---------       ---------       ---------

        Total Additions                     1,264,615         357,619       2,234,422       5,540,917          42,435
                                            ---------       ---------       ---------       ---------       ---------

              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                 117,043           5,693          83,164         161,959           2,266
INVESTMENT FEES                                   998             220             756           2,376               -
                                            ---------       ---------       ---------       ---------       ---------
        Total Deductions                      118,041           5,913          83,920         164,335           2,266
                                            ---------       ---------       ---------       ---------       ---------

INTERFUND TRANSFERS                           486,690          74,368         180,198        (618,190)         32,110
                                            ---------       ---------       ---------       ---------       ---------

        Net Increase (Decrease)             1,633,264         426,074       2,330,700       4,758,392          72,279
                                            ---------       ---------       ---------       ---------       ---------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                   -               -               -               -               -
                                            ---------       ---------       ---------       ---------       ---------
END OF YEAR                               $ 1,633,264   $     426,074   $   2,330,700   $   4,758,392   $      72,279
                                            =========       =========       =========       =========       =========


Continued

                                PLYMOUTH RUBBER COMPANY
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            WITH FUND INFORMATION
                        Year Ended December 31, 1998


                                                        PARTICIPANT DIRECTED
                                              ------------------------------------------
                                                             PARTICIPANT
                                                PRC B           NOTES
                                              STOCK FUND     RECEIVABLE         OTHER            TOTAL
                                              ---------       ---------      -----------       ---------
               ADDITIONS


INVESTMENT INCOME:
  Net Unrealized Appreciation in Fair
    value of Investments                  $      (4,627)  $           -   $            -   $     483,326
  Net Realized Gain on Sale of Investments           (4)              -                -          36,789
    Dividends                                         -               -                -         976,896
    Interest                                          -          42,990                -          42,990
    Employee Rollover                            13,574               -                -          82,719
                                              ---------       ---------        ---------       ---------
        Total Investment Income                   8,943          42,990                -       1,622,720
                                              ---------       ---------        ---------       ---------

CONTRIBUTIONS:
   Transfer of Employee Directed Funds               58         379,600          339,869       7,551,456
    Participants'                                   663               -                -       1,037,955
    Employer's                                        -               -          274,162         274,162
                                              ---------       ---------        ---------       ---------
        Total Contributions                         721         379,600          614,031       8,863,573
                                              ---------       ---------        ---------       ---------

        Total Additions                           9,664         422,590          614,031      10,486,293
                                              ---------       ---------        ---------      ----------

              DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                         7          12,771                -         382,903
INVESTMENT FEES                                       -               -                -           4,350
                                              ---------       ---------        ---------       ---------
        Total Deductions                              7          12,771                -         387,253
                                              ---------       ---------        ---------       ---------

INTERFUND TRANSFERS                              28,440         156,253         (339,869)              -
                                              ---------       ---------        ---------       ---------

        Net Increase (Decrease)                  38,097         566,072          274,162      10,099,040
                                              ---------       ---------        ---------      ----------

   NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                                    -                -                -               -
                                             ---------        ---------        ---------      ----------
END OF YEAR                               $     38,097   $      566,072   $      274,162   $  10,099,040
                                             =========        =========        =========      ==========

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              December 31, 1998


  Shares            Company                 Cost              Market
  ------            -------                 ----              ------

  INTERMEDIATE FUND

   43,388        Intermediate Fund      $   423,376       $   426,074


  GROWTH & INCOME

  108,962        Growth and Income Fund   2,011,373         2,330,700


  MATRIX EQUITY FUND

  282,733        Matrix Equity Fund       4,748,941         4,758,392
                                          ---------         ---------
       TOTAL MUTUAL FUNDS               $ 7,183,690       $ 7,515,166
                                          =========         =========

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                              December 31, 1998


  Shares            Company                 Cost              Market
  ------            -------                 ----              ------
PARTY-IN-INTEREST INVESTMENTS

Profit Sharing Fund

PRC A Stock Fund

   11,565    Plymouth Rubber Co., Inc. -
                  Class A               $    79,128       $    72,279
                                           ========         =========
PRC B Stock Fund

    6,220    Plymouth Rubber Co., Inc. -
                  Class B               $    42,774       $    38,097
                                           ========         =========

                PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                              December 31, 1998


   Face Value          Company          Due        Cost       Market
   ----------          -------          ---        ----       ------

  PARTICIPANTS NOTES RECEIVABLES


    Participants Notes Receivable               $       -   $  566,072
                                                 ========    =========

                THE PLYMOUTH RUBBER COMPANY RETIREMENT SAVINGS AND
                        PROFIT SHARING PLAN AND TRUST

                     SCHEDULE OF REPORTABLE TRANSACTIONS

                        Year Ended December 31, 1998

                                         PURCHASE        PROCEEDS
  DESCRIPTION                             PRICE          FROM SALE
  -----------                            --------        ---------
  (iii) Series of Transactions Greater
        Than 5% of Net Assets Available
        for Benefits at the Beginning
        of the Plan Year*

    Money Market                        $ 1,521,193  $     920,499
    Growth and Income Fund                1,228,317        653,357
    Matrix Equity Fund                    2,371,673      1,890,907



There were no type (i), (ii) or (iv) reportable transactions for the year ended December 31, 1998.

*At December 31, 1998 transactions greater than 5% of Net Assets Available at the beginning of the plan year is based upon net assets available transferred to the Plan on January 1, 1998.

                                     SIGNATURES


  The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



                                            Plymouth Rubber Company Retirement
                                     Savings and Profit Sharing Plan and Trust




  Date:   June 28, 1999                                 /s/ Joseph J. Berns
                                                            Joseph J. Berns
                                                           Plan Administrator